UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DigiAsia Corp.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G27617102**

(CUSIP Number)

April 3, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	The Ordinary Shares have no CUSIP number. The CINS number for the Ordinary Shares is G27617102.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G27617102	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Mastercard Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (United States)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,331,511 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,331,511 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,331,511 Shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (2)
12	TYPE OF REPORTING PERSON CO

(1) Mastercard Asia Pacific Pte. Ltd. is a wholly owned subsidiary of Mastercard Incorporated. Mastercard Incorporated may be deemed to have shared voting and dispositive power over the shares held by Mastercard Asia Pacific Pte. Ltd.

(2) This percentage is calculated based on 60,691,837 Ordinary Shares issued and outstanding on April 5, 2024, as reported in the Company’s Form 20-F filed on April 8, 2024.

CUSIP No. G27617102	13G	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Mastercard Asia Pacific Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,331,511 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,331,511 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,331,511 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is DigiAsia Corp. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at One Raffles Place #28-02, Singapore 048616.

CUSIP No. G27617102	13G	Page 4 of 5 Pages

Item 2(a).	Name of Persons Filing

(i) Mastercard Incorporated (“Mastercard”); and

(ii) Mastercard Asia Pacific Pte. Ltd. (“Mastercard Asia Pacific”), and together with Mastercard, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

The business address of Mastercard is 2000 Purchase Street, Purchase, New York 10577.

The business address of Mastercard Asia Pacific is 3 Fraser Street #17-21/28, Duo Tower Singapore (189352).

Item 2(c).	Citizenship

Mastercard is a corporation organized under the laws of the State of Delaware.

Mastercard Asia Pacific is a private limited company organized under the laws of Singapore.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is ordinary shares, par value $0.0001 per share (the “Ordinary Shares”).

Item 2(e).	CUSIP Number

The CINS number of the Company’s Ordinary Shares is G27617102.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of April 2, 2024, Mastercard Asia Pacific Pte. Ltd. beneficially owns 5,331,511 shares of the Company’s Ordinary Shares.

Item 4(b).	Percent of Class

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares listed on such Reporting Person’s cover page. Calculations of the percentage of shares beneficially owned is based on 60,691,837 Ordinary Shares issued and outstanding on April 5, 2024, as reported in the Company’s Form 20-F filed on April 8, 2024.

Item 4(c).	Number of shares as to which such person has:

Mastercard Incorporated

(i)	sole power to vote or to direct the vote: 5,331,511
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 5,331,511
(iv)	shared power to dispose or to direct the disposition of: 0

Mastercard Asia Pacific Pte. Ltd.

(i)	sole power to vote or to direct the vote: 5,331,511
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 5,331,511
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. G27617102	13G	Page 5 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 15, 2024

Mastercard Incorporated

By:	/s/ Adam Zitter
Name:	Adam Zitter
Title:	Corporate Secretary

Mastercard Asia Pacific Pte. Ltd.

By:	/s/ Teong Lee Chuah
Name:	Teong Lee Chuah
Title:	Corporate Secretary